Exhibit 99.1

CureVac Announces Financial Results for the First Quarter of 2025 and Provides Business Updates

•	U.S. FDA clears lung cancer IND for CVHNLC, a proprietary off-the-shelf candidate targeting squamous non-small cell lung cancer (sqNCLC), with clinical study expected to begin H2 2025; Clinical Trial Application filed in Europe with decision expected in Q2 2025

•	Glioblastoma study fully enrolled with Part B of Phase 1 CVGBM trial completing enrolment in Q1 2025; go/no-go decision on moving to Phase 2 planned for H2 2025

•	First urinary tract infection vaccine moving forward with U.S. IND filing planned for H2 2025

•	Core mRNA patents upheld as European Patent Office confirmed validity of two key patents in amended form; infringement hearing against BioNTech/Pfizer before the Regional Court Düsseldorf set for July 1, 2025

•	Strong cash and cash equivalents position of €438.3 million as of March 31, 2025; reaffirming expected cash runway into 2028

TÜBINGEN, Germany / BOSTON, USA – May 20, 2025 – CureVac N.V. (Nasdaq: CVAC), a pioneering multinational biotech company developing a new class of transformative medicines based on messenger RNA (mRNA), today announced financial results for the first quarter of 2025 and provided a business update.

“We entered 2025 with a strong momentum and robust balance sheet, driven by progress across our oncology and infectious disease programs, as well as successful execution of our strategic realignment,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “With the FDA’s clearance of the IND for our lung cancer program and our glioblastoma study fully enrolled, we are steadily advancing an oncology pipeline that addresses high-unmet-need tumors. At the same time, we believe the European Patent Office’s recent rulings upholding two of our patents in amended form confirm the strength of our mRNA intellectual property estate. Backed by €438 million in cash, we are well positioned to unlock multiple pipeline catalysts later this year and continue to expand and execute on our next generation mRNA portfolio.”

Selected Business Updates

Oncology

CureVac is strengthening its oncology pipeline following two complementary approaches: off-the-shelf precision immunotherapies targeting tumor antigens shared across different patient populations and/or tumor types as well as fully personalized precision immunotherapies based on a patient’s individual tumor genomic profile.

•	CVGBM (glioblastoma): Data from Phase 1 Part B and the decision on advancing the program to Phase 2 remain on track for H2 2025. Enrolment was completed in Q1 2025 and data in H2 2025 is expected to include 20 patients with a follow up period of at least 6 months.

•	CVHNLC (squamous non-small cell lung cancer): U.S. Phase 1 initiation anticipated in H2 2025 following receipt of FDA Investigational New Drug (IND) clearance; Clinical Trial Application (CTA) filed in Europe with decision expected Q2 2025.

•	As previously communicated, first Phase 1 study with a personalized precision immunotherapy candidate expected to start in H2 2026.

Prophylactic Vaccines

•	Urinary tract infection (UTI) program announced in November 2024 progressing on track. FDA IND submission scheduled for H2 2025 and start of Phase 1 trial planned for H1 2026.

Protection of Intellectual Property Rights

•	European Patent Office largely dismisses, subject to amendments, oppositions filed in December 2023 by BioNTech SE, Pfizer Inc., and others challenging the validity of EP 3 708 668 B1 and EP 4 023 755 B1 with the infringement hearing scheduled for July 1, 2025, before the Regional Court Düsseldorf. A positive infringement decision would trigger proceedings to assess damages in the same court.

•	Both patents EP 3 708 668 B1 and EP 4 023 755 B1 describe split poly-A tail technology, which enhances medical efficacy by improving expression of the protein encoded on an mRNA construct, a foundational invention of CureVac.

•	As previously communicated, jury trial in U.S. litigation before the U.S. District Court of the Eastern District of Virginia is planned for September 8, 2025.

Financial Update for the First Quarter of 2025

Cash Position

Cash and cash equivalents amounted to €438.3 million at the end of March 2025, decreasing from €481.7 million at the end of December 2024. In the first three months of 2025, cash used in operations was mainly allocated to ongoing research and development (R&D) activities to advance candidates in oncology precision immunotherapies and prophylactic vaccines and to further develop CureVac’s mRNA technology. As a result of the strategic restructuring initiated in July 2024, the cash outflow for the first quarter of 2025 decreased compared to the first quarter of 2024. CureVac completed the intended workforce reduction as part of the strategic restructuring resulting in decreased personnel expenses, while implementing further cost reductions and increasing cost discipline through the organization. The company reaffirms its expected cash runway into 2028.

Revenues

Revenues amounted to €0.9 million for the first quarter of 2025, representing a decrease of €11.5 million from €12.4 million for the same period in 2024.

The year-on-year decrease was primarily driven by lower revenues from GSK following the restructuring of the partnership in July 2024 from a Collaboration into a Licence Agreement as well as lower sales to CRISPR Therapeutics.

For the three months ending March 31, 2025, total revenues of €0.3 million and €0.6 million were recognized with GSK and CRISPR Therapeutics, respectively, compared to €8.9 million and €3.5 million in the prior year period.

Operating Result

Operating loss amounted to €54.7 million for the first quarter of 2025, representing a decrease of €18.6 million from €73.3 million for the same period in 2024.

The decrease year-over-year is primary attributable to the implemented cost reductions initiated with the strategic restructuring in July 2024:

•	Cost of sales decreased significantly due to the change in strategy associated with the new license agreement with GSK, resulting to a change in the activities of the organization towards R&D. As CureVac’s manufacturing organization is now solely serving the R&D pipeline, following the change such costs are no longer recognized as cost of sales. In addition, the prior year period was impacted by extraordinary expenses as part of an arbitration ruling for Contract Manufacturing Organization (CMO) activities related to the first-generation COVID-19 vaccine.

•	R&D expenses increased primarily due to the costs of CureVac’s manufacturing organization being recognized as R&D expenses rather than cost of sales. The increase was partially offset by implemented cost reductions initiated with the strategic restructuring in July 2024.

•	General and administrative expenses decreased primarily due to lower personnel expenses following the implemented workforce reduction as part of the strategic restructuring.

Financial Result (Finance Income and Expenses)

Net financial result for the first quarter of 2025 amounted to €3.0 million, representing a decrease of €0.4 million from €3.4 million for the same period in 2024.

Pre-Tax Loss

Pre-tax loss was €51.7 million for the first quarter of 2025, compared to €69.9 million in the same period of 2024.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized precision immunotherapy candidates to treat cancer. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

CureVac, Tübingen, Germany

T: +49 7071 9883-0

communications@curevac.com

Forward-Looking Statements of CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, timing of various milestones, the impact of restructuring, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, ability to implement our pipeline strategy, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, ability to implement, maintain and improve effective internal controls, reliance on key personnel, reliance on intellectual property protection and the company’s and the company’s collaborators’ ability to obtain, maintain, defend and enforce such intellectual property, scope of intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes and other important factors discussed under the caption “Risk Factors” in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2025, as such factors may be updated form time to time in its other filings with the SEC. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the SEC. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2024	March 31, 2025
Cash and Cash Equivalents	481.7	438.3

	Three months ended March 31,
(in € millions)	2024	2025
Revenue	12.4	0.9
Cost of Sales, R&D, SG&A, Other Operating Expenses & Other Operating Income	-85.7	-55.6
Operating Result	-73.3	-54.7
Financial Result	3.4	3.0
Pre-Tax Loss	-69.9	-51.7